

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Ms. Maeve Carton
Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

      RE: CRH public limited company
             Form 20-F for the Year ended December 31, 2012
             Filed March 27, 2013
             File No. 1-32846

Dear Ms. Carton:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Accounting Policies (including key estimates and assumptions), page 91

Provisions for liabilities – Note 26, page 92

1. With reference to paragraph 23 of IFRS 3, in future filings please clarify your statement that, "Provisions arising on business combination activity are recognised only to the extent that they would have qualified for recognition in the financial statements of the acquiree prior to acquisition."

Note 15. Intangible Assets, page 115

Significant goodwill amounts, page 116

2. We have the following comments regarding management's assumptions used in the impairment testing of goodwill within Europe Products CGU:

- We note your average EBITDA (as defined) margin over the initial 5-year period was 9.1% for 2012 and 9.6% for 2011. In light of your historical EBITDA (as defined) margin of 6.1% and 7.3% for the year ended December 31, 2012 and 2011 as well as your expected outlook for another difficult year for 2013, please provide support for the determination of these assumed margins; and
- Please address the underlying reasons the discount rate appropriate to the Europe Products CGU decreased from 9.6% in 2011 to 9.1% in 2012.

Note 33. Supplemental Guarantor Information, page 145

3. In future filings, please identify the issuer, the guaranteed notes and the guarantor.

4. As indicated in your headnote to the condensed consolidating financial statements and in accordance with Rule 3-10(i)(3) of Regulation S-X, the parent company column should present investments in all subsidiaries under the equity method of accounting. We have the following comments in this regard:
    - In light of the fact that CRH should reflect all its subsidiaries under the equity method of accounting, please clarify the nature and appropriateness of the operating income, profits on disposals, share of subsidiaries' profit before tax and income tax expense reflected in the CRH income statement column for each period presented;
    - In light of the above bullet as well as the fact that CRH is a holding company, please address the appropriateness of the positive operating cash flows presented in the CRH column for each period. In this regard, specifically address the amount of dividends, if any, CRH's subsidiaries have paid in each period presented. Please provide us with the components of the parent's operating cash flows under the direct method to help us understand the activities that are generating the positive operating cash flows for each period presented; and
    - Please reconcile the balance sheet changes in the advances (to)/from subsidiary and parent undertaking in the CRH column to the amounts reflected in statement of cash flows for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief